August 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tara Harkins Kevin Kuhar

Re:	Reviva Pharmaceuticals Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-38634

Dear Ms. Harkins and Mr. Kuhar:

Reviva Pharmaceuticals Holdings, Inc. (the “Company,” “we,” or “our”), a Delaware corporation, acknowledges receipt of your comment letter (the “Comment Letter”) dated July 24, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) regarding the above-referenced Form 10-K (the “Form 10-K”), as filed on April 15, 2024. As such, set forth below is the Company’s response to the comment contained in the Comment Letter. To facilitate your Staff’s review, the Company has included the Staff’s comment in bold italics below.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis

Research and Development Expenses, page 78

1.

We note the disclosure on page 75 that you do not track research and development expenses on a project-by project basis. However, please revise your results of operations discussion in future filings to provide other quantitative and qualitative disclosures that give more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on your Statements of Operations.

Response: The Company acknowledges the Staff’s comment requesting additional disclosures in future filings made with the SEC. In future filings, the Company will disclose additional quantitative and qualitative disclosures to give more transparency as to the type of research and development (“R&D”) expenses incurred. More specifically, in future filings we will provide new quantitative disclosures that set forth detail with respect to R&D expenses incurred (i.e., by “nature” or “type” of expense). This information will be provided in narrative-form disclosure as described below for all periods presented.

The Company supplementally advises the Staff that it has prepared an example narrative disclosure outlining our proposal for what will appear in the Company’s next relevant filing, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024. The example disclosure is provided below. As we have not yet finalized the analysis for the periods ended June 30, 2024 and 2023, we have omitted any information regarding R&D costs from the example disclosure below.

The Company will include similar narrative disclosure in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K on a prospective basis. Such a narrative disclosure will be included in the “Results of Operations” discussion contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure item of each such future report:

Research and Development Expenses

Research and development costs are expensed as incurred. These expenses represent both internal and external costs.

For the three months ended June 30, 2024 and 2023, research and development expenses were approximately $[●] million and $[●] million, respectively. Specifically, during the three months ended June 30, 2024 and 2023, our research and development costs consisted primarily of the following costs associated with our key research and development project for advancing the clinical development of brilaroxazine during the reporting periods, namely our RECOVER-1 Trial for our Phase 3 clinical study for brilaroxazine: (i) internal salaries, wages and other payroll related costs for employees involved in research and development activities, of approximately $[●] million and $[●] million, respectively; (ii) internal share-based compensation expenses with respect to employees involved in research and development activities, of approximately $[●] million and $[●] million, respectively; (iii) other research and development related costs, of approximately $[●] million and $[●] million, respectively; and (iv) external research and development expenses, of approximately $[●] million and $[●] million, respectively (which includes clinical (including clinical consulting) research and development costs of approximately $[●] million and $[●] million, respectively, non-clinical safety related costs of approximately $[●] million and $[●] million, respectively, non-clinical manufacturing related costs of approximately $[●] million and $[●] million, respectively, and non-clinical consulting and other related costs of approximately $[●] million and $[●] million, respectively).

The [increase/decrease] in research and development expenses for the three months ended June 30, 2024 was primarily due to:

●	[open for explanations of the changes for the relevant period]

For the six months ended June 30, 2024 and 2023, research and development expenses were approximately $[●] million and $[●] million, respectively. Specifically, during the six months ended June 30, 2024 and 2023, our research and development costs consisted primarily of the following costs associated with our key research and development project for advancing the clinical development of brilaroxazine during the reporting periods, namely our RECOVER-1 Trial for our Phase 3 clinical study for brilaroxazine: (i) internal salaries, wages and other payroll related costs for employees involved in research and development activities, of approximately $[●] million and $[●] million, respectively; (ii) internal share-based compensation expenses with respect to employees involved in research and development activities, of approximately $[●] million and $[●] million, respectively; (iii) other research and development related costs, of approximately $[●] million and $[●] million, respectively; and (iv) external research and development expenses, of approximately $[●] million and $[●] million, respectively (which includes clinical (including clinical consulting) research and development costs of approximately $[●] million and $[●] million, respectively, non-clinical safety related costs of approximately $[●] million and $[●] million, respectively, non-clinical manufacturing related costs of approximately $[●] million and $[●] million, respectively, and non-clinical consulting and other related costs of approximately $[●] million and $[●] million, respectively).

The [increase/decrease] in research and development expenses for the six months ended June 30, 2024 was primarily due to:

●	[open for explanations of the changes for the relevant period]

We expect our research and development activities to increase as we develop our existing product candidates and potentially acquire new product candidates, reflecting increasing costs associated with our ongoing operations, including expenses associated with activities required to complete the development of brilaroxazine in schizophrenia including our planned registrational RECOVER-2 Trial, to take us through the submission of the planned NDA for brilaroxazine, together with additional costs post-NDA submission in preparation of potential commercialization if approved. For additional information, please see the discussion appearing above in the introductory section of this Part I-Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of this Quarterly Report on Form 10-Q, under the caption “Financial Overview–Research and Development Expenses”.

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We believe that the information contained in this letter, together with our disclosures in subsequent Quarterly and Annual Reports, is responsive to the Staff’s comments. Please contact the undersigned at nprabhu@revivapharma.com if you have any comments or questions regarding the foregoing. Thank you in advance for your cooperation in connection with this matter.

REVIVA PHARMACEUTICALS HOLDINGS, INC.

/s/ Narayan Prabhu
Narayan Prabhu Chief Financial Officer

cc: Steven M. Skolnick, Esq., Lowenstein Sandler LLP

cc: Lloyd Jeglikowski, Esq., Lowenstein Sandler LLP